NEWS RELEASE

CALGARY, October 24, 2001 – Birch Mountain Resources Ltd. (BMC:CDNX) announces that it has received approval from the CDNX to extend the expiry date of the following warrants: 228,152 warrants which were to have expired on November 10, 2000 and amended to August 10, 2001 and further amended to November 10, 2001, have been further extended to June 21, 2002, 764,231 warrants which were to have expired on April 21, 2001 and amended to October 22, 2001 will now expire on June 21, 2002; 408,614 warrants which were to have expired on April 25, 2001 and amended to October 25, 2001 will now expire on June 25, 2002; and 9,782 warrants which were to have expired on April 30, 2001 and amended to October 31, 2001 will now expire on June 31, 2002. The exercise price of all warrants will remain $1.50 per share.

On March 14, 2001 Birch Mountain announced that it has filed an appeal with the Alberta Securities Commission requesting a review of the decision of the CDNX to suspend trading of its common shares. An application to set the terms of the Appeal will be heard by the Alberta Securities Commission on November 8, 2001. Following that hearing, a date for the hearing of the Appeal will be set by the Commission.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.